UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
 NOTIFICATION OF LATE FILING

(Check one):   ☒ Form 10-K  ☐  Form 20-F  ☐ Form 11-K ☐ Form 10-Q
☐  Form 10D  ☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Ascent Industries Co.
(Full name of registrant)

1400 16th Street, Suite 270
Address of Principal Executive Office (Street and Number)

Oak Brook, Illinois 60523
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Ascent Industries Co. (the "Company") is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2022 by the prescribed filing date because additional time is needed for the Company to complete its procedures including compiling and analyzing supporting documentation and reviewing the Company’s consolidated financial statements.

The Company is working diligently to file the Form 10-K for the year ended December 31, 2022 as soon as practicable and anticipates that it will complete the filing within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

 PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is:

Aaron M. Tam	(630)	884-9181
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report. ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASCENT INDUSTRIES CO.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By: /s/ Aaron M. Tam
Aaron M. Tam
Chief Financial Officer (principal accounting and financial officer)